[LETTERHEAD OF DORSEY & WHITNEY LLP]

March 1, 2006

VIA FEDERAL EXPRESS AND EDGAR Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Mail Stop 4561 Washington, D.C. 20549 Attention: Mark P. Shuman

                Re:          The SCO Group, Inc.
                                Registration Statement on Form S-1
                                File No. 333-130609

Dear Mr. Shuman:

This letter responds to your letter dated January 18, 2006, in which you set forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced registration statement (the “Registration Statement”) of The SCO Group, Inc. (the “Company”).  Concurrently herewith, we are filing Amendment No. 1 to the Registration Statement (the “Amendment”) on behalf of the Company.  In addition, enclosed with the paper courtesy copy of this filing are marked copies of the Amendment indicating changes from the Registration Statement initially filed with the Commission on December 22, 2005.

For the Staff’s convenience, the Company has reproduced each of the Staff’s comments in this letter and indicated the Company’s response thereto immediately following each comment, setting off each response with bold type.

1.                                       Please concisely describe the transactions in which the selling stockholders received their shares.  Such discussion should include, for each transaction, the date, the nature of the transaction such as manner in which the shareholders acquired the stock, the specific stockholders who received their shares in each transaction, and the specific exemption from registration claimed for that transaction as well as the facts to support the claimed exemption.

As described on pages 30, F-37 and II-2 of the Amendment, on November 29, 2005, the Company entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with the following institutional investors or their affiliates: AmTrust Financial, C P Management, L.L.C., Eton Park Capital Management, Glenhill Capital, Jet Capital Management, and Scoggin Capital Management (the “Institutional Investors”).

The Institutional Investors were all stockholders of the Company prior to their execution of the Purchase Agreement.  In addition, Darcy G. Mott, a director and stockholder of the Company, entered into the Purchase Agreement with the

Company.  Mr. Mott and the Institutional Investors are collectively referred to herein as the “Purchasers”.

Pursuant to the terms of the Purchase Agreement, the Company offered and sold to the Purchasers an aggregate of 2,852,449 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at a price of $3.50 per share to all of the Purchasers except for Mr. Mott, who purchased 51,020 shares for $3.92 per share (the “Offering”).  The closing of the Offering occurred on November 30, 2005.

The securities described above were offered and sold in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended (the “Securities Act”).  The issuance did not involve any public offering; the Company made no solicitation in connection with the Offering other than communications with the Purchasers; the Company obtained representations from the Purchasers regarding their investment intent, sophistication and knowledge of the Company; and the Purchasers either received or had access to adequate information about the Company in order to make informed investment decisions.

At the time of their issuance, the securities were deemed to be restricted securities for purposes of the Securities Act, and the certificates representing the securities bear legends to that effect.

2.                                       Please confirm, if true, that there are no registered broker-dealers among the selling stockholders.  Please also disclose whether there are any affiliates of registered broker-dealers among the selling stockholders and, if so, whether their shares were acquired in the normal course of business and whether there were any agreements to resell these shares at the time they were acquired.

We supplementally advise the Staff, based on the written representation obtained from each of the selling stockholders, that none of the selling stockholders is either a registered broker-dealer or an affiliate of a registered broker-dealer.

3.                                       Please identify the natural persons who exercise voting and/or dispositive powers over the securities offered by any of the selling shareholders that are not natural persons.  See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

In response to the Staff’s request, the Company has revised the footnotes to the selling stockholder table on pages 50-51 of the Amendment accordingly.

4.                                       We note that the selling stockholders may use the shares registered herewith to settle short accounts.  Please confirm that they are aware of Corporation Finance Telephone

Interpretation A.65.  In your response letter, describe the steps the issuer and each of the selling security holders have taken to ensure compliance with Regulation M.  See paragraph (b)(7) of Rule 461.

In response to the Staff’s request, we have obtained the written representation of each selling stockholder that it is aware of Corporation Finance Telephone Interpretation A.65.  In addition, we have obtained the written representation of each selling stockholder that, if such selling stockholder is engaged in a distribution (as such term is defined in Regulation M) of the Company’s common stock offered by the prospectus included in the Registration Statement, such selling stockholder must comply with the provision of Regulation M prohibiting the bidding or purchasing of the Company’s common stock during the restricted period associated with such distribution.  The Company does not currently have any plans to bid for, purchase or attempt to include any person to bid for or purchase, shares of its common stock in a transaction prohibited by Regulation M.

5.                                       In written correspondence from counsel, please indicate whether the reference to the Delaware General Corporation Law in the opinion includes the Delaware state constitution, statutes, and reported judicial decisions of Delaware.  See Section VIII.A.14 of the November 14, 2000 Current Issues and Rulemaking Projects Outline of the Division of Corporation Finance.

In response to the Staff’s comment, the legal opinion has been revised to refer to the Delaware state constitution, statutes and reported judicial decisions in addition to the Delaware General Corporation Law.

In addition to responding to the specific comments set forth above, the Company has made changes to the registration statement to include financial information for its fiscal year ended October 31, 2005, to update certain information, to add additional disclosure, and to make conforming changes throughout the document.  The Company and we are available to discuss any issues presented by the initial comments and the responses contained in this letter or to respond to further comments.

Sincerely,

DORSEY & WHITNEY LLP

/s/ Nolan S. Taylor
Nolan S. Taylor

cc: Bert B. Young, The SCO Group, Inc.